SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Joint stock corporation under Brazilian law, registered as a Corporate Taxpayer with the Ministry of Finance under No. CNPJ/MF 02.558.124/0001-12
State Company Registration No. NIRE 3330026237-7

Summary Minutes of the Annual General Meeting of Stockholders held
April 20, 2004 at 10:30 am
Free Translation from Portuguese Original

1. Date, time and place : April 20, 2004, at 10:30 AM, at the Company's registered offices, located at Rua Regente Feijó No. 166/1687-B, in the downtown district (Centro), of the City of Rio de Janeiro , State of Rio de Janeiro (RJ), Federal Republic of Brazil.

2. Call to meeting: Announcements published, pursuant to Article 124 of the Brazilian Corporation Law (No.º6404/76), in the newspaper Valor Econômico and in the Official Gazette (DO) of the State of Rio de Janeiro, on March 26, 29 and 30, 2004. The cited announcements were made available to interested parties on the meeting table, with reading and transcription thereof being waived.

3. Parties Present: Stockholders of Embratel Participações S.A. representing over sixty-four per cent (64%) of the capital stock with voting rights, as recorded and signed in the Company Stockholders Presence Book. Also present were Messrs. Jorge Luis Rodriguez, Norbert Glatt and Cláudia Silva Araújo de Azerêdo Santos , representatives of Company Management, Mr. Ruy Dell'Avanzi, full member of the Statutory Audit Committee, and Messrs. William J. Ballantyne and Antonio Carlos Brandão de Souza, representatives of the Company's Independent Accountants - Deloitte Touche Tohmatsu Auditores Independentes.

4. Table : Pursuant to Article 13 of the Bylaws, the meeting was presided over by the Chairman of the Board of Directors, Mr. Daniel Eldon Crawford, who called upon Ms. Cláudia Silva Araújo de Azerêdo Santos to serve as secretary and record these Minutes.

5. Decisions : 5.1. Unanimous approval was granted by the stockholders present for these Minutes to be drawn up in summary form and publication thereof carried out with omission of the Stockholders present, as respectively permitted by paragraphs 1 and 2 of Article 130 of Law No. 6404/76. 5.2. Unanimous approval was also granted by the stockholders present to waive formal reading of the Financial Statements, the Annual Report of Management and the Report of the Independent Accountants, inasmuch as the three said documents were already known to all stockholders present. Also, unanimous approval was granted by all stockholders present with respect to the Management Accounts, the Annual Report of Management and the Financial Statements for the year ended December 31, 2003, as published in Valor Econômico and in the Official Gazette of the State of Rio de Janeiro on March 18, 2004. 5.3. Unanimous ratification was granted by stockholders present to distribution of dividends, as approved by the Company's Board of Directors on December 4, 2003 and re-ratified on January 29, 2004, in the amount of R$ 86,137,640.88 (eighty-six million, one hundred and thirty-seven thousand, six hundred and forty Reais and eighty-eight centavos), at the ratio of R$ 0.4101206594 per batch of one thousand (1,000) preferred shares of capital stock, without withholding income tax (IRRF), in the manner provided by currently effective legislation, corresponding to the payment of the dividends due to the Company's preferred stockholders. Moreover, unanimous approval was further granted to: allocation of the remaining balance of the adjusted net income for the year, in the amount of R$ 258,412,922.65 (two hundred and fifty-eight million, four hundred and twelve thousand, nine hundred and twenty-two Reais and sixty-five centavos) to the reserve for investments, as per the capital budget submitted by Company Management and ratified by the stockholders present, and transfer of the balance of Retained Earnings from previous years, which were previously retained based on the Company's capital budgets, in the amount of R$ 569,753,040.53 (five hundred and sixty-nine million, seven hundred and fifty-three thousand and forty Reais, and fifty-three centavos) to the Revenue Reserve – Reserve for Investments. 5.4. In light of expiration of the terms of office of the Board members, a vote was taken for the members who will make up the Company's Board of Directors, appointed by stockholder Startel Participações Ltda. : (a)  Daniel Eldon Crawford , US citizen, divorced, engineer, bearer of Brazilian alien registration identity card No. RNE V228449-A, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under No. 054.791.737-66, resident and domiciled in this City, with commercial residence at Av. Presidente Vargas, No. 1012/15° andar, Centro, City of Rio de Janeiro/RJ; (b)  Dilio Sergio Penedo , Brazilian citizen, married, engineer, bearer of identity card No. RG 32173450-6, issued by the São Paulo State Secretary of Public Safety (SSP-SP) and tax registration No. CPF/MF 024.211.787-20, resident and domiciled at Avenida Atlântica, No. 822, apt. 701, Leme, City of Rio de Janeiro/RJ; (c)  Jonathan Clark Crane , US citizen, married, historian, bearer of US Passport No. 205765839, resident and domiciled in the United States of America at 650 Elm Street, City of Manchester, State of New Hampshire (NH), ZIP Code 03101; (d)  Jorge Luis Rodriguez , US citizen, married, administrator, Brazilian alien registration identity card No. RNE V288095-K, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under No. 056.082.387-88, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas n° 1012/15° andar, Centro, City of Rio de Janeiro/RJ; (e)  Luis Fernando Motta Rodrigues , Brazilian, married, engineer, bearer of identity card No. 85-1-00892-6-D, issued by the Rio de Janeiro Chapter of the Regional Engineering, Architecture and Agronomy Council (CREA/RJ), tax registration No. CPF/MF 777.828.957-15, resident and domiciled at Rua Homem de Melo, No. 55, bloco 2, apt. 801, Tijuca, City of Rio de Janeiro/RJ; (f)  Joaquim de Sousa Correia , Portuguese citizen, divorced, administrator, bearer of identity card No. 02068468-4, issued by the Felix Pacheco Institute of Rio de Janeiro (IFP/RJ) and tax registration No. CPF/MF 190.736.407-25, resident and domiciled in this City, with commercial residence at Av. Presidente Vargas, No. 1012, 16º andar, City of Rio de Janeiro/RJ; and (g)  Antonio Carlos Tettamanzy , Brazilian, bachelor, attorney, bearer of identity card No. 19087, issued by the Rio de Janeiro Chapter of the Brazilian Bar Association (OAB/RJ), and tax registration No.  CPF/MF 038.376.297-91, resident and domiciled at Estrada da Gávea, No. 827, apt. 1001, São Conrado, City of Rio de Janeiro/RJ. The members of the Board of Directors were elected by majority of stockholders present, with abstentions being recorded for the following stockholders: the Banco do Brasil Employee Pension Fund (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI) and Vanguard Emerg. MKTS Stock Index FD. The members of the Board of Directors just elected shall remain in their posts until the 2007 Annual General Meeting of Stockholders or until such time as they are dismissed or replaced by the General Meeting of Stockholders, and they hereby declare that they have not been charged with any crimes that would prevent them from engaging in commercial activities, pursuant to the provisions contained in Article 147, paragraphs 1 and 2 of Law No. 6404/76. 5.5. Majority approval was granted by the stockholders present to setting the annual overall remuneration of Company administrators to the amount of up to and including R$ 460,000.00 (four hundred and sixty thousand Reais), the manner for distribution of which shall be established by the Board of Directors, with abstention being recorded for stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. 5.6 . For election of the members of the Statutory Audit Committee, stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI submitted a proposal for choosing Mr.  Erasmo Simões Trogo as full member and Ms.  Angela Silva de Carrijo Roda as alternate member, both representatives of the preferred stockholders. Furthermore, the controlling stockholder proposed election of the following members of the Statutory Audit Committee: Messrs. Ruy Dell'Avanzi as full member and Arles Denapoli as his respective alternate , Edison Giraldo as full member and Alberto Serpa Coelho as his respective alternate . Put to a vote, the posts on the Statutory Audit Committee were filled with the following persons until the 2005 Annual General Meeting: (a)  Erasmo Simões Trogo, Brazilian, bachelor, bank employee, bearer of identity card No. 2237390 issued by the Minas Gerais State Secretary of Public Safety (SSP-MG), tax registration No. CPF/MF 501.237266-20, resident and domiciled at Rua Visconde de Ouro Preto, No. 55, apt. 203, Botafogo, City of Rio de Janeiro/RJ, as full member and (a.1)  Angela Silva de Carrijo Roda , Brazilian, married, bank employee, bearer of identity card No. 812640621 issued by the Felix Pacheco Institute of Rio de Janeiro (IFP/RJ) and tax registration No. CPF/MF 391.344.747-49, resident and domiciled at Estrada Caetano Monteiro, No. 321, casa 19, Pendotiba district of the City of Niterói/RJ as alternate member, both representative of stockholders owing preferred shares of capital stock; (c) Ruy Dell'Avanzi , Brazilian citizen, married, accountant, bearer of identity card No. RG 1958301 issued by the São Paulo State Secretary of Public Safety (SSP-SP) and tax registration No. CPF/MF 107.137.438-91, resident and domiciled at Rua General Jardim, No. 36, City of São Paulo, State of São Paulo (S), as full member, and (c.1) Arles Denapoli , Brazilian, married, accountant, bearer of identity card No. RG 16.477.554 issued by the SSP/SP, and tax registration No. CPF/MF 064.653.188-30, resident and domiciled at Rua Júpiter, No. 200, apt. 91, City of São Paulo/SP, as alternate member; (d) Edison Giraldo, Brazilian, married, accountant, bearer of identity Card No.°015315383-9 issued by the IFP-RJ, and tax registration No. CPF/MF 041.564.478-04, resident and domiciled at Rua 35, No.º181, Camboinhas district of the City of Niterói/RJ, as full member, and (d.1) Alberto Serpa Coelho , Brazilian, married, administrator, bearer of identity card No. 7251646-1 issued by the IFP-RJ, and tax registration No. CPF/MF 869.959.017-20, resident and domiciled at Rua Joaquim Nabuco, No. 43, apt. 13, Copacabana, City of Rio de Janeiro/RJ, as alternate member, with the latter two full members and respective alternates elected by the majority of stockholders present and voting. The Committee members just elected declared that they are not impeded from performing their duties, in accordance with the provisions contained in Article 162, paragraph 2 of Law No. 6404/76. Finally, the individual monthly remuneration for the members of the Company's Statutory Audit Committee was set in the amount of R$3,000.00 (three thousand Reais), besides mandatory reimbursement of such transportation and lodging expenses as are required for them to perform their functions, all in accordance with paragraph 3 of Article 162 of Law No. 6404/76. There being no further business to attend to, the proceedings were suspended for the time required to draw up these Minutes. When the session was reopened, these Minutes were read, found in order and signed by all those present. Signed: Daniel Eldon Crawford – president of the table; Jorge Luis Rodriguez; Norbert Glatt; William J. Ballantyne – Representative of Deloitte Touche Tohmatsu; Antonio Carlos Brandão de Souza, Accountant registered with the Rio de Janeiro Chapter of the Brazilian Regional Accounting Council (CRC/RJ) under No. 065976-4 – Representative of Deloitte Touche Tohmatsu; Ruy Dell'Avanzi – Full member of the Statutory Audit Committee; Startel Participações Ltda; New Startel Participações Ltda.; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI; Vanguard Emerging Markets Stock Index Fund; Capital Guardian Em. Mkts. R.Eq.Fd.For Tax.E.; Capital Guardian Emerg Mkts. Equi. Mast. Fd.; Capital Internat. Emerg. Markets Fund; Emerging Markets Growth Fund Inc; Capital G. Em. Mark. Eq. Fund For Tax Exempt; Capital Guardian Em Mkts TF For Tax Exempt; Virginia Retirement System; Philips Electronics N.A. Corp. Master Ret Tr.; IP Participações Fundo de investimento em Ações; IP Participações Institucional FIA; IP Green Exclusivo Fia; Hatteras LLC; José Teixeira de Oliveira; Gilberto Souza Esmeraldo; Cláudia Silva Araújo de Azerêdo Santos – Meeting Secretary.

I hereby certify that this is a faithful copy of the minutes recorded in the appropriate Company book.

Cláudia de Azerêdo Santos
Secretary-General.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.